APOLLO STRATEGIC GROWTH CAPITAL II
9 West 57th Street, 43rd Floor
New York, NY 10019

February 5, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Anuja A. Majmudar

Apollo Strategic Growth Capital II
Registration Statement on
Form S-1 (File No. 333-251920)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) relating to the registration of 57,500,000 units (including 7,500,000 units to cover over-allotments), each consisting of one Class A ordinary share, $0.00025 par value, and one-fifth of one warrant, of Apollo Strategic Growth Capital II (the “Company”) be accelerated to February 9, 2021 at 3:00 p.m. E.D.T. or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the S-1. If you have any questions regarding the foregoing, please contact Brian M. Janson of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3588.

*****

Very truly yours,

By:	/s/ James Crossen
Name: James Crossen Title: Chief Financial Officer